SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 2, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

     On October 22, 2009, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing the pricing of $400 million aggregate principal amount of 8 7/8% first priority ship mortgage notes due 2017 (the “Secured Notes”). A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     Subsequently, on November 2, 2009, Navios Holdings announced the completion of the sale of the Secured Notes. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference. Interest on the Secured Notes will be payable each year on May 1 and November 1, commencing on May 1, 2010. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the Secured Notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the Secured Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Secured Notes remains outstanding after such redemption. In addition, Navios Holdings has the option to redeem the Secured Notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate equal to the applicable treasury rate plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the Secured Notes may require Navios Holdings to repurchase some or all of the Secured Notes at 101% of their face amount.
     The Secured Notes are the senior obligations of Navios Holdings and rank equal in right of payment to all of its existing and future senior indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. Each of Navios Holdings’ direct and indirect subsidiaries that guarantee its existing 9 1/2% senior notes due 2014 guarantee the Secured Notes. The guarantees of the Navios Holdings’ subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. The Secured Notes are secured by first priority ship mortgages on 15 drybulk vessels (including two newbuilding vessels expected to be delivered by the second quarter of 2010 to be purchased with the proceeds placed in escrow upon completion of the offering of the Secured Notes) owned by certain subsidiary guarantors. Additional terms and conditions of the Secured Notes are contained in the Indenture which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
     In addition, Navios Holdings has entered into a Registration Rights Agreement; dated as of November 2, 2009, with the parties identified therein, which agreement is attached hereto as Exhibit 99.4, and is incorporated herein by reference. Under the Registration Rights Agreement, Navios Holdings has agreed that if by November 9, 2010 (“Outside Date”), the Secured notes may not be sold without restriction under Rule 144 of the Securities Act of 1933, as amended, Navios Holdings will use its commercially reasonable efforts to: file a registration statement not later than 20 business days after the Outside Date enabling the holders of the Secured Notes to exchange the privately placed Secure Notes for publicly registered notes with identicial terms: have such registration statement declared effective not later than 120 days after the Outside Date; complete the exchange offer no later than 150 days after the Outside Date; and file a shelf registration statement for the resale of the Secured Notes if Navios Holdings cannot effect an exchange offer within the time periods listed above and in other circumstances.
     This information contained in this Report is hereby incorporated by reference into the company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 10, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 22, 2009.

99.2	Press Release dated November 2, 2009

99.3	Indenture dated November 2, 2009

99.4	Registration Rights Agreement, dated as of November 2, 2009